Exhibit 99

MEDIA RELEASE

SHAW COMMUNICATIONS ANNOUNCES

CFO TRANSITION AS PART OF TOTAL BUSINESS TRANSFORMATION

Trevor English Appointed Executive Vice President, Chief Financial & Corporate

Development Officer

CALGARY, February 15, 2018 – Shaw Communications Inc. today announced that current Chief Financial Officer Vito Culmone will be leaving the organization effective May 4, 2018, and that Trevor English will be assuming the role of Executive Vice President, Chief Financial & Corporate Development Officer. This move is part of the company’s previously announced Total Business Transformation initiative and consolidates a number of functions under Mr. English’s leadership. Mr. English will continue to report to Brad Shaw, Chief Executive Officer, Shaw.

“It has been an absolute privilege working alongside Brad, the Shaw family and the Shaw leadership team over the last three years,” Mr. Culmone said. “We have made bold decisions to reposition Shaw for growth and recognized that, in parallel with this transformation, Shaw will require a leaner, more integrated and agile workforce all in service of executing more quickly, operating more effectively and providing greater value for Canadians. I congratulate Trevor on his appointment and have no doubt that both he and Shaw will be successful.”

“Vito served with distinction and led a talented Finance team,” Mr. Shaw said. “He made a significant contribution to our business performance and under his stewardship we have transformed our financial management approach, including business partnerships, planning and resource allocation. It is always difficult to see someone of this quality move on. We thank him for his service, leadership and friendship.”

Mr. English was previously Executive Vice President, Chief Strategy and Business Development Officer for Shaw, and has 20 years of experience in corporate finance, mergers and acquisitions, investor relations, capital markets, business development and financial analysis. In his 14 years at Shaw he has held a number of positions of increasing responsibility within the Finance organization and played a key leadership role with respect to Shaw’s significant corporate development activities, including the acquisition of CanWest (2010), ViaWest (2014), Wind Mobile (2016) and Quebecor spectrum (2017); and the disposition of Shaw Media (2016) and ViaWest (2017). Prior to joining Shaw, Mr. English held various positions in the investment banking industry in both Canada and England.

“Trevor has been an integral part of Shaw’s senior leadership team for a number of years having most recently led the repositioning of Shaw as a leading enhanced connectivity provider through the execution of a series of highly strategic and transformational transactions,” Mr. Shaw said. “We are excited to have his energy and depth of experience as we continue our journey to become Canada’s leading connectivity Company.”

“I am grateful to Brad, the entire Shaw family, and our Board of Directors, for the opportunity to take on an expanded leadership role within the company and lead our Finance organization,” said Mr. English. “I look forward to collaborating with my colleagues throughout the organization as we focus on execution of our strategic initiatives.”

Shaw previously announced a multi-year and enterprise-wide Total Business Transformation initiative, designed to reinvent its operating model to better meet the changing tastes and expectations of consumers and businesses. The program is intended to make Shaw a leaner, more integrated and agile company that can execute quicker, function more efficiently, and connect Canadians to the world around them better than ever before.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For investor inquiries, please contact:	For media inquiries, please contact:
Shaw Communications Inc.	Shaw Communications Inc.
Investor Relations	Chethan Lakshman, VP External Affairs
investor.relations@sjrb.ca	(403) 930-8488
www.shaw.ca	chethan.lakshman@sjrb.ca

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements related to Shaw’s Total Business Transformation initiative. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation, there is no significant market disruption or other significant changes in economic condition, competition or regulation; that Shaw’s Total Business Transformation initiative will result in a leaner, more integrated and agile company improving efficiencies and execution to better meet its consumers needs and expectations (including the products and services offered to its customers). There is the risk that one or more of these assumptions will not prove to be accurate. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.